SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Biosite Incorporated
(Name of Subject Company)
Biosite Incorporated
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
090945 10 6
(CUSIP Number of Class of Securities)

Kim D. Blickenstaff
Chairman and Chief Executive Officer
Biosite Incorporated
9975 Summers Ridge Road
San Diego, California 92121
(858) 805-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq. Vice President, Legal Affairs Biosite Incorporated 9975 Summers Ridge Road San Diego, California 92121 (858) 805-2000	Frederick T. Muto, Esq. Jason L. Kent, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on May 29, 2007 (the Schedule 14D-9, as previously filed with the SEC and as the same is amended or supplemented from time to time, the “Schedule 14D-9”) by Biosite Incorporated, a Delaware corporation (“Biosite”), relating to the tender offer made by Inca Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Inverness Medical Innovations, Inc. (“Inverness”), disclosed in a Tender Offer Statement on Schedule TO, dated May 29, 2007, to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Common Stock”), of Biosite at a purchase price of $92.50 per share, net to the seller in cash, plus if the first time that Purchaser accepts for payment any Common Stock tendered pursuant to the tender offer (the “Acceptance Time”) shall not have occurred on or prior to Monday, July 2, 2007, an amount of cash equal to $0.015205 per share per day for each day during the period commencing on Tuesday, July 3, 2007 through the Acceptance Time (the “Offer”). The Offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 29, 2007, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.
Item 3. Past Contracts, Transactions, Negotiations and Agreements.
Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of Item 3(b):
          On May 31, 2007, the Confidentiality Agreement was amended by the Company and Inverness to expand the definition of “Representatives” therein to include certain additional lenders (the “Amendment”). Such summary and description of the Amendment are qualified in their entirety by reference to the Amendment, which is filed as Exhibit (e)(11) hereto and is incorporated herein by reference.
          On May 31, 2007, the Company and Inverness entered into an additional confidentiality agreement (the “Additional Confidentiality Agreement”). Under the terms of the Additional Confidentiality Agreement, the Company agreed that, subject to certain exceptions, any information regarding Inverness and its subsidiaries and affiliates furnished to the Company or to its representatives would be used by the Company and its representatives solely for the purpose of considering, facilitating, evaluating and negotiating a possible negotiated transaction between Inverness and the Company and would be kept confidential except as provided in the Additional Confidentiality Agreement.
          Such summary and description of the Additional Confidentiality Agreement are qualified in their entirety by reference to the Additional Confidentiality Agreement, which is filed as Exhibit (e)(12) hereto and is incorporated by reference.
Item 6. Interest in Securities of the Subject Company.
Item 6 of the Schedule 14D-9 is hereby amended and supplemented by replacing the eleventh bullet point of the first paragraph with the following two bullet points:
•	on May 24, 2007, Nadine Padilla, Vice President Corporate and Investor Relations of the Company, exercised options to purchase 64,059 shares of Common Stock at exercise prices ranging from $24.95 to $44.18 per share under the 1996 Plan and sold the underlying 64,059 shares of Common Stock in the open market at prices ranging from $91.741 to $91.7737 per share;

•	on May 25, 2007, Ms. Padilla exercised options to purchase 34,094 shares of Common Stock at exercise prices ranging from $44.18 to $53.38 per share under the 1996 Plan and sold the underlying 34,094 shares of Common Stock in the open market at prices ranging from $91.742 to $91.7535 per share; and
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subheading entitled “The Rights Agreement Amendment ”:
          On June 1, 2007, Inverness submitted a merger notification to the Portuguese Competition Authority (Autoridade da Concorrencia).
Item 9. Exhibits.

Exhibit No.	Description

(e)(11)	Amendment to Confidentiality Agreement, dated May 31, 2007, by and between Biosite Incorporated and Inverness Medical Innovations, Inc.

(e)(12)	Confidentiality Agreement, dated May 31, 2007, by and between Biosite Incorporated and Inverness Medical Innovations, Inc.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED
By:	/s/ David B. Berger
	Name:	David B. Berger
	Title:	Vice President, Legal Affairs

Dated: June 4, 2007